FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 12, 2015, announcing Gilat’s Second Quarter 2015 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 12, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Announces Second Quarter 2015 Results

Gilat reiterates Revenue management objectives and modifies down EBITDA management objectives for 2015

Petah Tikva, Israel – August 12, 2015 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2015.

Key Financial Updates:

•	Revenues for the second quarter of 2015 were $44.3 million compared to $45.2 million in the first quarter of 2015 and $54.1 million in the comparable period of 2014.
•	EBITDA for the second quarter of 2015 was a loss of $2.5 million compared to an income of $0.2 million in the first quarter of 2015 and an income of $3.9 million in the comparable period of 2014.
•	Cash balances, including restricted cash, net of short-term bank credits, increased by $42.4 million compared to December 31, 2014, resulting in a cash balance of $95.9 million as of June 30, 2015.
•	Modified management objectives for 2015: reiterated revenues objective to between $250 to $260 million and modified EBITDA objective to between $20 to $21 million.

Revenues for the second quarter of 2015 were $44.3 million, compared to $54.1 million for the same period in 2014.

On a non-GAAP basis, operating loss was $5.2 million in the second quarter of 2015 as compared to an operating income of $1.5 million in the comparable quarter of 2014.

On a GAAP basis, operating loss was $7.2 million in the second quarter of 2015 as compared to an operating loss of $0.5 million in the comparable quarter of 2014.

On a non-GAAP basis, net loss for the quarter was $7.1 million or $0.16 per diluted share compared to net income of $0.6 million or $0.01 per diluted share in the same quarter of 2014.

On a GAAP basis, net loss for the quarter was $9.1 million or a loss of $0.21 per diluted share compared to a net loss of $1.4 million or a loss of $0.03 per diluted share in the same quarter of 2014.

EBITDA for the second quarter of 2015 was a loss of $2.5 million compared with an income of $3.9 million in the comparable period in 2014.

“The second quarter and the remainder of 2015 are negatively impacted by two main factors. The first is the weaker than expected performance of our Defense sector, mainly resulting from delayed orders from the US DOD and other clients, coupled with lower than expected margins. The second factor is the lower than expected performance of the Colombia Kioscos project, coupled with the sharp devaluation of the Colombian Peso.

“However, we see a stronger second half which will accelerate in Q4 due to growth in all sectors, mainly in our projects in Peru,” said Dov Baharav, Interim CEO and Chairman of the Board of Gilat.

“I am very proud to announce a key development in our HTS business. Gilat is partnering with leading China Satellite Communication Companies to provide multiple network segments and VSAT terminals for the first Ka HTS multi-spot beam satellite ChinaSat 16. This agreement presents a major opportunity to develop a long term substantial relationship with our new partners in China to drive further potential business,” Mr. Baharav highlighted.

“With the reassurance of our growth drivers’ strength, namely HTS, Cellular Backhaul, airborne mobility and the exceptionally large funnel of deals we have, we are optimistic about the business outlook for 2016 and beyond for Gilat,” concluded Mr. Baharav

Key Recent Announcements:

•	Bolivian Space Agency Selects Gilat for its National VSAT Platform Enabling Comprehensive Connectivity Capabilities
•	Fixed VSAT operators can now take advantage of Inmarsat’s wholesale service, powered by Gilat Satellite Networks and Global Xpress
•	Gilat Presents Compelling Business Case for MNOs to Deploy Satellite Backhaul for their LTE Networks
•	Gilat Delivers Mission-Critical UAV Connectivity and Maximizes Payload with Comprehensive BLoS SATCOM Solutions

Conference Call and Webcast Details:
Gilat management will host a conference call today at 13:30 GMT / 09:30 EDT / 16:30 IDT to discuss the results. International participants are invited to access the call at (972)3-918-0664, and US-based participants are invited to access the call by dialing (1)888-281-1167. A replay of the conference call will be available beginning at approximately 16:00 GMT/ 12:00 EDT/ 19:00 IDT today, until 16:00 GMT/ 12:00 EDT/ 19:00 IDT August 15, 2015.  International participants are invited to access the call at (972)3-925-5921, and US-based participants are invited to access the call by dialing (1)877-456-0009. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, operating income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat’s controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	25,596	27,726
Restricted cash	73,156	25,983
Restricted cash held by trustees	6,162	15,441
Trade receivables, net	50,558	57,728
Inventories	26,922	25,112
Other current assets	16,390	14,760
Total current assets	198,784	166,750

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	201	216
Severance pay funds	8,372	8,085
Other long term receivables and deferred charges	9,483	12,124
Total long-term investments and receivables	18,056	20,425

PROPERTY AND EQUIPMENT, NET	88,263	90,893

INTANGIBLE ASSETS, NET	20,040	22,970

GOODWILL	63,870	63,870

TOTAL ASSETS	389,013	364,908

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands
	June 30,	December 31,
	2015	2014
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	9,220	15,857
Current maturities of long-term loans	4,552	4,595
Trade payables	17,310	22,850
Accrued expenses	20,092	22,475
Advances from customers	60,268	2,940
Short-term advances from customers, held by trustees	8,132	12,858
Other current liabilities	19,532	18,587

Total current liabilities	139,106	100,162

LONG-TERM LIABILITIES:
Accrued severance pay	8,175	8,157
Long-term loans, net of current maturities	21,816	26,271
Other long-term liabilities	4,880	5,179

Total long-term liabilities	34,871	39,607

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,019	1,966
Additional paid-in capital	881,439	876,624
Accumulated other comprehensive loss	(1,703)	(1,420)
Accumulated deficit	(666,719)	(652,031)

Total equity	215,036	225,139

TOTAL LIABILITIES AND EQUITY	389,013	364,908

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	30 June 2015			30 June 2014
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	44,324	-	44,324	54,050	-	54,050
Cost of revenues	33,274	(1,230)	32,044	34,730	(1,248)	33,482
Gross profit	11,050	1,230	12,280	19,320	1,248	20,568
	25%		28%	36%		38%
Research and development expenses:
Expenses incurred	6,594	(109)	6,485	6,878	(119)	6,759
Less - grants	222	-	222	594	-	594
	6,372	(109)	6,263	6,284	(119)	6,165
Selling and marketing expenses	6,412	(346)	6,066	8,677	(350)	8,327
General and administrative expenses	5,471	(339)	5,132	4,841	(290)	4,551
Operating income (loss)	(7,205)	2,024	(5,181)	(482)	2,007	1,525
Financial expenses, net	(1,559)	-	(1,559)	(515)	-	(515)
Income (loss) before taxes on income	(8,764)	2,024	(6,740)	(997)	2,007	1,010
Taxes on income	318	-	318	434	-	434
Net income (loss) from continuing operations	(9,082)	2,024	(7,058)	(1,431)	2,007	576
Net income (loss) from discontinued operations	-	-	-	8	(8)	-
Net income (loss)	(9,082)	2,024	(7,058)	(1,423)	1,999	576

Basic net income (loss) per share from continuing operations	(0.21)			(0.03)
Basic net income (loss) per share from discontinued operations	-			(0.00)
Basic net income (loss) per share	(0.21)		(0.16)	(0.03)		0.01

Diluted net income (loss) per share from continuing operations	(0.21)			(0.03)
Diluted net income (loss) per share from discontinued operations	-			(0.00)
Diluted net income (loss) per share	(0.21)		(0.16)	(0.03)		0.01

Weighted average number of shares used in
computing net income (loss) per share
Basic	42,883,469		42,883,469	42,357,784		42,357,784
Diluted	42,883,469		42,883,469	42,357,784		43,579,048

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related toShares acquisition transactions, and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	30 June 2015	30 June 2014
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	54	60
Research and development	109	119
Selling and marketing	133	138
General and administrative	339	290
	635	607

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	1,176	1,188
Selling and marketing	213	212
	1,389	1,400

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	30 June 2015			30 June 2014
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	89,514	-	89,514	104,901	-	104,901
Cost of revenues	65,272	(2,481)	62,791	65,606	(2,515)	63,091
Gross profit	24,242	2,481	26,723	39,295	2,515	41,810
	27%		30%	37%		40%
Research and development expenses:
Expenses incurred	13,128	(219)	12,909	14,117	(241)	13,876
Less - grants	412	-	412	948	-	948
	12,716	(219)	12,497	13,169	(241)	12,928
Selling and marketing expenses	12,675	(683)	11,992	18,367	(692)	17,675
General and administrative expenses	10,062	(580)	9,482	9,753	(593)	9,160
Operating income (loss)	(11,211)	3,963	(7,248)	(1,994)	4,041	2,047
Financial expenses, net	(2,910)	-	(2,910)	(1,549)	-	(1,549)
Income (loss) before taxes on income	(14,121)	3,963	(10,158)	(3,543)	4,041	498
Taxes on income	567	-	567	524	-	524
Loss from continuing operations	(14,688)	3,963	(10,725)	(4,067)	4,041	(26)
Loss from discontinued operations	-	-	-	(43)	43	-
Loss	(14,688)	3,963	(10,725)	(4,110)	4,084	(26)

Basic loss per share from continuing operations	(0.34)			(0.10)
Basic loss per share from discontinued operations	-			(0.00)
Basic loss per share	(0.34)		(0.25)	(0.10)		(0.00)

Diluted loss per share from continuing operations	(0.34)			(0.10)
Diluted loss per share from discontinued operations	-			(0.00)
Diluted loss per share	(0.34)		(0.25)	(0.10)		(0.00)

Weighted average number of shares used in
computing loss per share
Basic	43,139,303		43,139,303	42,266,861		42,266,861
Diluted	43,139,303		43,139,303	42,266,861		42,266,861

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related toShares acquisition transactions, and net income (loss) from discontinued operations.

	Six months ended	Six months ended
	30 June 2015	30 June 2014
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	106	118
Research and development	219	241
Selling and marketing	258	268
General and administrative	580	593
	1,163	1,220

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	2,375	2,397
Selling and marketing	425	424
	2,800	2,821

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	89,514	104,901	44,324	54,050
Cost of revenues	65,272	65,606	33,274	34,730
Gross profit	24,242	39,295	11,050	19,320

Research and development expenses:
Expenses incurred	13,128	14,117	6,594	6,878
Less - grants	412	948	222	594
	12,716	13,169	6,372	6,284
Selling and marketing expenses	12,675	18,367	6,412	8,677
General and administrative expenses	10,062	9,753	5,471	4,841
Operating loss	(11,211)	(1,994)	(7,205)	(482)
Financial expenses, net	(2,910)	(1,549)	(1,559)	(515)
Loss before taxes on income	(14,121)	(3,543)	(8,764)	(997)
Taxes on income	567	524	318	434
Loss from continuing operations	(14,688)	(4,067)	(9,082)	(1,431)
Net income (loss) from discontinued operations	-	(43)	-	8
Loss	(14,688)	(4,110)	(9,082)	(1,423)

Loss per share from continuing operations (basic and diluted)	(0.34)	(0.10)	(0.21)	(0.03)
Net income (loss) per share from discontinued operations (basic and diluted)	-	(0.00)	-	(0.00)
Loss per share (basic and diluted)	(0.34)	(0.10)	(0.21)	(0.03)

Weighted average number of shares used in
computing net loss per share
Basic	43,139,303	42,266,861	42,883,469	42,357,784
Diluted	43,139,303	42,266,861	42,883,469	42,357,784

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from continuing operations
Cash flows from operating activities:
Loss	(14,688)	(4,110)	(9,082)	(1,423)
Net income (loss) from discontinued operations	-	(43)	-	8
Loss from continuing operations	(14,688)	(4,067)	(9,082)	(1,431)
Adjustments required to reconcile net loss
to net cash generated provided by (used in) operating activities:
Depreciation and amortization	7,699	7,428	4,041	3,744
Stock-based compensation	1,163	1,220	635	607
Accrued severance pay, net	(270)	(103)	(169)	19
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	87	(32)	44	(118)
Exchange rate differences on long-term loans	(226)	(34)	103	(40)
Capital loss from disposal of property and equipment	48	60	48	43
Deferred income taxes	(38)	(47)	3	(11)
Decrease (increase) in trade receivables, net	6,335	(8,034)	5,614	(5,994)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	16	(12,535)	(2,918)	(4,752)
Decrease (increase) in inventories	(2,817)	699	1,365	29
Increase in restricted cash directly related to operating activities	(54,318)	-	(54,318)	-
Increase (decrease) in trade payables	(5,301)	(52)	(5,106)	1,998
Increase (decrease) in accrued expenses	(1,760)	4,176	413	2,501
Increase (decrease) in advance from customers	57,332	(4,921)	58,099	(3,726)
Increase (decrease) in advances from customers, held
by trustees	(4,158)	3,451	1,020	(777)
Increase (decrease) in other current liabilities and other long term liabilities	1,742	(921)	(3,275)	127
Net cash used in operating activities	(9,154)	(13,712)	(3,483)	(7,781)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(1,839)	(10,319)	(1,098)	(9,794)
Investment in restricted cash held by trustees	(6,109)	(4,228)	(6,109)	-
Proceeds from restricted cash held by trustees	14,652	6,588	3,730	3,638
Investment in restricted cash (including long-term)	(21,202)	(7,516)	(11,150)	(7,516)
Proceeds from restricted cash (including long-term)	28,276	176	6,159	100

Net cash provided by (used in) investing activities	13,778	(15,299)	(8,468)	(13,572)

Cash flows from financing activities:
Capital lease payments	(204)	-	(102)	-
Issuance of restricted stock units and exercise of stock options	3,705	746	2,912	453
Short term bank credit, net	(5,569)	7,216	4,438	5,564
Repayment of long-term loans	(4,272)	(4,330)	(137)	(165)

Net cash provided by (used in) financing activities	(6,340)	3,632	7,111	5,852

Effect of exchange rate changes on cash and cash equivalents	(414)	355	71	322

Decrease in cash and cash equivalents	(2,130)	(25,024)	(4,769)	(15,179)

Cash and cash equivalents at the beginning of the period	27,726	58,424	30,365	48,579

Cash and cash equivalents at the end of the period	25,596	33,400	25,596	33,400

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Operating loss	(11,211)	(1,994)	(7,205)	(482)
Add:
Non-cash stock-based compensation expenses	1,163	1,220	635	607
Depreciation and amortization	7,699	7,428	4,041	3,744
EBITDA	(2,349)	6,654	(2,529)	3,869